                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            VALLEY FORGE CORPORATION
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    919640102
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                           Copies of Communication To:

                                 Monica J. Burke

                         100 Smith Ranch Road, Suite 326

                        San Rafael, California 94903-1994
                                 (415) 492-1500
  -----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy To:
                               James V. Stepleton
                            Husch & Eppenberger, LLC
                         100 North Broadway, Suite 1300
                            St. Louis, Missouri 63102

                                December 9, 1998
  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

         David R. Brining

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
         ###-##-####
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A
     MEMBER OF A GROUP*                                    (a) / /
                                                           (b) /x/
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

     2(d) or 2(e)                                              / /
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-----------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                             See Item 5.
NUMBER OF           ---------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                2,294,261 (See Item 5.)
REPORTING           ---------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER

                             See Item 5.
                    ---------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                               2,294,261   (See Item 5.)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,294,261 (See Item 5.)
-----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes aggregate of 24,637 shares held by spouses of two of the
     Reporting Persons, as with respect to which the Persons disclaim beneficial ownership.
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY IN ROW (11)

                    54.2%  (See Item 5.)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
           Bloom and Desloge Enterprises, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          43-0903125.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A OF A GROUP*            (a) / /
                                                           (b) /x/
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL IS REQUIRED PURSUANT TO ITEMS

     2(d) or 2(e)                                             /  /
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                                See Item 5.
NUMBER OF           ---------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                  2,294,261            (See Item 5.)
REPORTING           ---------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER

                                See Item 5.
                    ---------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                               2,294,261             (See Item 5.)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,294,261                       (See Item 5.)
-----------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes aggregate of 24,637 shares held by spouses of two of the Reporting Persons, as with respect to which the Persons disclaim beneficial ownership.
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY IN ROW (11)

            54.2%               (See Item 5.)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

         Theodore P. Desloge, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         ###-##-####
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A OF A GROUP*     (a) / /

                                                    (b) /x/
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         PF
-----------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL IS REQUIRED PURSUANT TO ITEMS

     2(d) or 2(e)                                             /  /
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-----------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                                 See Item 5.
NUMBER OF           ---------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                  2,294,261              (See Item 5.)
REPORTING           ---------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER

                                 See Item 5.
-----------------------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             2,294,261                (See Item 5.)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,294,261                (See Item 5.)
-----------------------------------------------------------------------------
12   IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
     Excludes aggregate of 24,637 shares held by spouses of two of the Reporting Persons, as with respect to which the Reporting Persons disclaim beneficial ownership.
-----------------------------------------------------------------------------
13   OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             54.2%         (See Item 5.)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

         Martin J. Bloom

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
         ###-##-####
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A OF A GROUP*     (a) / /
                                                    (b) /x/
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                             /  /

-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-----------------------------------------------------------------------------
                    7        SOLE VOTING POWER

                                See Item 5.
NUMBER OF           ---------------------------------------------------------
SHARES              8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                2,294,261  (See Item 5.)
REPORTING           ---------------------------------------------------------
PERSON WITH         9        SOLE DISPOSITIVE POWER

                                See Item 5.
                    ---------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             2,294,261   (See Item 5.)
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              2,294,261             (See Item 5.)
-----------------------------------------------------------------------------
12   IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
Excludes aggregate of 24,637 shares held by spouses of two of the Reporting Persons, as with respect to which the Reporting Persons disclaim beneficial ownership.
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              54.2%     (See Item 5.)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PRELIMINARY NOTE

         This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group. However, the filing of this
Schedule 13D should not be deemed an admission that the reporting parties comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

Item 1.    Security and Issuer.

      This Statement relates to the shares of common stock, par value $0.50 per share (the "Common Stock"), of Valley Forge Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 100 Smith Ranch Road, Suite 326, San Rafael, California 94903-1994.

Item 2.           Identity and Background.

         This Schedule 13D is filed by David R. Brining ("Brining"), Theodore
P. Desloge, Jr., Theodore P. Desloge, Jr., as Trustee of the Theodore P. Desloge, Jr. Trust u/i/t dtd. 2/7/78 f/b/o Theodore P. Desloge, Jr., and Theodore P. Desloge, Jr., as Trustee of the Desloge Consulting Corporation Profit Sharing Plan and Trust (together "Desloge"), Martin J. Bloom, Martin
J. Bloom as trustee of the Bloom Consulting Corporation Profit Sharing Plan & Trust, and Martin J. Bloom as trustee of the Martin J. Bloom Family Trust u/a/d 8/18/93 (together "Bloom"), and Bloom & Desloge Enterprises, Inc., a Delaware corporation ("B&D") (collectively, the "Reporting Persons") in connection with those certain Stockholder Agreements (the "Stockholder Agreements"), dated as of December 2, 1998, between each of the Reporting Persons and KCI Acquisition Corp., a Delaware corporation ("Purchaser").

         Pursuant to the Stockholder Agreements, the Reporting Persons have agreed, among other things, to tender shares of Common Stock (the "Shares") of the Company as set forth below pursuant to that certain Agreement and Plan of Merger dated December 2, 1998, by and among Key Components, LLC, a Delaware limited liability company ("Parent"), Purchaser, and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser has agreed to purchase each of the outstanding Shares for $19.00 in cash (the "Offer"). As required by the Merger Agreement, Purchaser and each of the Reporting Persons entered into a Stockholder Agreement with respect to Shares held by such Reporting Persons as of the date of the Stockholder Agreements. As of the date of the Stockholder Agreements, 2,186,161 Shares (or 52.8% of the outstanding Shares) were subject to the Stockholder Agreements.

         Under the Stockholder Agreements, the Reporting Persons agreed to validly tender (and not withdraw except in the case of termination of the Merger Agreement) these Shares in accordance with the terms of the Offer. In addition, under the Stockholder Agreements, the Reporting Persons granted to and appointed Purchaser and any nominee of Purchaser proxy and attorney-in-fact to vote their Shares and grant a consent or approval in respect of the Shares in favor of the transactions contemplated by the Merger Agreement and against certain other actions.

         This summary is qualified in its entirety by reference to the full text of the form of Stockholder Agreement, filed as Exhibit A hereto.

         Brining is President and a Director of the Company, Desloge is Co-Chairman and a Director of the Company, and Bloom is Co-Chairman and a Director of the Company. One-half of the stock of B&D is owned by each of Bloom and Desloge. The Company's principal executive office is located at 100 Smith Ranch Road, Suite 326, San Rafael, California 94903-1994. The Company's primary business is the manufacture of electric equipment for the recreational marine and related markets, electricity switches for public utilities, and lubricators and other components for engines.

         Brining, age 56, has been a Director since 1981. He has been President, CEO, and a Director, and has served as a Director or Chairman of each of the Company's subsidiaries since their acquisition.

         Desloge, age 59, has been a Director since 1983 and Co-Chairman of the Board since 1984. He is a past Director and President of Park 'N Fly, Inc., a Company that provides parking facilities at airports.

         Bloom, age 68, has been a Director since 1983, Co-Chairman of the Board since 1984, and is a Director of most of the Company's subsidiaries. He is a past Director and Chairman of the Board of Park 'N Fly, Inc.

         None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Each natural person Reporting Person is a United States citizen, and B&D is a Delaware corporation.

         Each Reporting Person disclaims beneficial ownership of the Shares held by the other Reporting Persons and disclaims being a member of a "group" with such persons within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except that neither Bloom nor Desloge disclaims beneficial ownership of 50% shares held by B&D.

Item 3.   Source and Amount of Funds or Other Consideration.

         B & D used working capital to purchase its Shares. All funds used by the other Reporting Persons to purchase shares of the Common Stock were obtained from such Reporting Persons' personal funds and, in the case of options to purchase Common Stock which Brining holds, it is expected that the funds to exercise such options will be from personal funds.

Item 4.   Purpose of Transaction.

         The Reporting Persons each acquired their respective Shares of Common Stock for the purpose of investment.

         Pursuant to the Stockholder Agreements, the Reporting Persons have agreed, among other things, to tender their Shares of Company Common Stock pursuant to the terms and conditions of the Offer in accordance with the Merger Agreement pursuant to which, among other things, Purchaser will be merged with and into the Company and the Company, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of Parent. The foregoing summary is qualified in its entirety by reference to the full text of the form of Stockholder Agreement attached as Exhibit A hereto.

         If the Merger Agreement is approved and the Merger is consummated, the Company will become a wholly-owned subsidiary of Parent and the Company's Board of Directors, which currently consists of Bloom, Desloge, Brining, Phillip F. Dressel, and Dale J. Warner, will be replaced by a Board of Directors selected by Parent.

         Except as set forth above, as of the date of this Schedule, none of the Reporting Persons has any plans or proposals which relate to or would result in (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Company; (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

      (a) The table below sets forth the aggregate number and percentage of the outstanding shares of Common Stock owned beneficially by the Reporting
Persons:

                                                              Percentage
                                Number of                       Outstanding
Name                          Common Shares                   Common Shares(1)
----------                    ----------------             -----------------
Brining                             406,087 (2)                    9.76%
Desloge                             951,718 (3)                   22.99%
Bloom                               936,456 (4)                   22.63%
B&D                                 380,556                        9.19%

-------------------

(1) Includes all issued and outstanding shares of Common Stock and all options to acquire Common Stock exercisable within 60 days.

(2) Includes currently exercisable options to purchase 92,500 Shares, and 15,600 Shares held by Brining's children living in his home. Does not include 2,137 Shares owned by Brining's wife with respect to which Brining disclaims beneficial ownership.

(3) Consists of 190,278 Shares owned by B & D, (one-half of the total shares held by B & D), a corporation in which Bloom and Desloge are each 50% stockholders, 709,840 Shares held as trustee of the Theodore P. Desloge, Jr. Trust u/i/t dtd. 2/7/78 f/b/o Theodore P. Desloge, Jr, and 51,600 Shares as trustee of the Desloge Consulting Corporation Profit Sharing Plan and Trust.

(4) Consists of 190,278 Shares owned by B & D (one half of the total shares held by B & D), a corporation in which Bloom & Desloge are each 50% stockholders, 79,484 Shares held as trustee of the Bloom Consulting Corporation Profit Sharing Plan & Trust, and 666,694 Shares held as trustee of the Martin J. Bloom Family Trust u/a/d 8/18/93. Does not include 22,500 Shares owned by Bloom's wife and with respect to which Bloom disclaims beneficial ownership.

         Each of the Reporting Persons disclaims that he or it is the beneficial owner of any of the Shares of Common Stock held by any other Reporting Person, except that Bloom and Desloge do not disclaim beneficial ownership of Shares owned by B&D.

     (b) Each Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of its or his, as the case may be, Shares identified above, except that Bloom and Desloge and B & D share voting and investment power as to the shares held by B & D and except as set forth in the Stockholder Agreements.

     (c) No transactions in the Shares have been effected by the Reporting Persons within the past sixty days.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with to Securities of the Issuers.

         Concurrently with the execution and delivery of the Merger Agreement, Purchaser entered into the Stockholder Agreements with the Reporting Persons (who constitute certain directors and executive officers of the Company who are holders of Shares).

         Voting. Pursuant to the Stockholder Agreements, the Reporting Persons appointed Purchaser, or any nominee of Purchaser, with full power of substitution, during and for the term of the Stockholder Agreements, as such Reporting Person's proxy, to vote each of the Reporting Person's Shares at the special meeting of stockholders of the Company (the "Special Meeting") called to consider and vote upon the transactions contemplated by the Merger Agreement (the "Transactions") (including the right to sign the Reporting Person's name (as a stockholder) to any consent certificate or other document relating to the Company that the Delaware General Corporation Law may permit or require), (i) in favor of the adoption of the Merger Agreement and approval of the Transactions, (ii) in favor of any other matter necessary to the consummation of the Transactions considered and voted upon at the Special Meeting, and (iii) against any proposal or offer to acquire all or any significant party of the business and properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, or any other action or agreement that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Parent's or Purchaser's obligations under the Merger Agreement not being fulfilled. THE PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST.

         Term. The Stockholder Agreements shall continue until the first to occur of (i) the closing of the transactions contemplated by the Merger Agreement, or (ii) the valid termination of the Merger Agreement.

Item 7.   Material to Be Filed as Exhibits.

         Exhibit A.        Form of Stockholder Agreement

         Exhibit B.        Agreement and Plan of Merger

         Exhibit C.        Agreement to file schedule 13D as a group

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

         Each of the undersigned hereby constitutes and appoints David R. Brining with fully power to act, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments to this schedule 13D and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this Schedule 13D has been signed below by the following persons in the capacities and on the date indicated:

Dated:   December 9, 1998

/s/ David R. Brining
------------------------
David R. Brining



/s/ Theodore P. Desloge
------------------------
Theodore P. Desloge



/s/ Martin J. Bloom
------------------------
Martin J. Bloom



Bloom & Desloge Enterprises, Inc.



By: /s/ Martin J. Bloom
    --------------------
    Martin J. Bloom
    Chairman